UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

03832V307
(CUSIP Number)

Tohuan Steve Chen c/o Armistice Capital LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

______________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	03832V307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	03832V307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	03832V307

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	03832V307

Item 1.	Security and Issuer.

The name of the issuer is Apricus Biosciences, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11975 El Camino Real, Suite 300, San Diego, California 92130. This Schedule 13D relates to the Issuer's Common Stock, par value $.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 4,600,000 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $1,242,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On September 20, 2018, the Issuer and the Master Fund entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Master Fund acquired from the Issuer in a private placement (the “Private Placement”): (i) 4,600,000 Shares at a purchase price of $0.27 per Share; (ii) warrants to purchase up to 3,450,000 Shares, exercisable for five years beginning on March 24, 2019, at an exercise price of $0.30 per share, subject to adjustments as provided under the terms of the warrants; and (iii) warrants to purchase up to 2,677,160 Shares, exercisable for five years beginning on March 24, 2019, at an exercise price of $0.40 per share, subject to adjustments as provided under the terms of the warrants (the warrants described in clauses (ii) and (iii) are collectively referred to herein as, the “Warrants”).

Pursuant to the terms of the Securities Purchase Agreement, from the date thereof until 30 days after the effective date of a Resale Registration Statement (as defined below), the Issuer is prohibited from issuing, entering into any agreement to issue, or announcing the issuance or proposed issuance of, any Shares or Share equivalents, subject to certain permitted exceptions, including, without limitation, the securities to be issued in connection with the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated July 30, 2018, by and among: (i) Seelos Therapeutics, Inc. (“Seelos”); (ii) Arch Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”); and (iii) the Issuer.

In connection with the Private Placement, the Issuer and the Master Fund also entered into a voting agreement (the “Voting Agreement”) pursuant to which the Master Fund agreed to vote all of its Shares (as well as any new Shares acquired by it) in favor of adoption of the Merger Agreement. In particular, the Voting Agreement includes covenants with respect to the voting of Shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals. The Voting Agreement also places certain restrictions on the Master Fund’s ability to sell, assign, transfer, tender or otherwise dispose of it Shares.

The Master Fund and the Issuer also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the Private Placement. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement (the “Resale Registration Statement”) with the SEC for purposes of registering the resale of the Shares and the Shares issuable upon exercise of the Warrants within 30 days after the closing of the merger of Merger Sub, with and into Seelos pursuant to the Merger Agreement. If the Merger Agreement is terminated, the Issuer has agreed to file the Resale Registration Statement within 15 days of such termination. The Issuer also agreed to use its reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC within 45 days after September 21, 2018 (75 days in the event the Resale Registration Statement is reviewed by the SEC). If the Issuer fails to meet the specified filing deadlines or keep the Resale Registration Statement effective, subject to certain permitted exceptions, the Issuer will be required to pay liquidated damages to the Master Fund. The Issuer also agreed, among other things, to indemnify the Master Fund as a selling shareholder under the Resale Registration Statement from certain liabilities and to pay all fees and expenses incident to the Issuer’s performance of, or compliance with, the Registration Rights Agreement.

The foregoing was a summary of certain material terms of the: (i) Securities Purchase Agreement; (ii) Voting Agreement; (iii) Registration Rights Agreement; and (iv) Warrants. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of those documents, which have been filed as Exhibits B, C, D, E and F, respectively, and are incorporated herein by reference.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,600,000 Shares, constituting 16.3% of the Shares, based upon : 28,138,559 Shares outstanding as of the date hereof. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,600,000 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,600,000 Shares.

There have been no transactions in the Shares by the Reporting Persons during the past sixty days other than the transactions described in Item 4 above.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Form of Securities Purchase Agreement, dated September 20, 2018 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on September 21, 2018)
Exhibit C:	Form of Voting Agreement, dated September 20, 2018 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Issuer on September 21, 2018)
Exhibit D:	Form of Registration Rights Agreement, dated September 20, 2018 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed with the SEC by the Issuer on September 21, 2018)
Exhibit E:	Form of Common Stock Purchase Warrant, dated September 20, 2018 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on September 21, 2018)
Exhibit F:	Form of Common Stock Purchase Warrant, dated September 20, 2018 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the SEC by the Issuer on September 21, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2018
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 27, 2018, relating to the Common Stock, par value $.001, of Apricus Biosciences, Inc. shall be filed on behalf of the undersigned.

September 27, 2018
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

SK 27622 0002 8074802